Gravity Power, LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 369,180	$ -
Cost of sales	-	-
Gross profit	369,180	-
Expenses:		
R&D consultants	85,000	15,000
Professional services	305,237	249,102
Office supplies	126	-
Telephone and Internet	142	137
Postage and shipping	117	320
Software	3,355	142
Travel	59,309	-
Bank fees	250	75
Royalt - license expense	5,538	-
Business taxes	1,700	800
Contributions	-	100
Amortization expense	604	604
Total expenses	461,378	266,280
Interest expense	160,474	137,128
Net income (loss)	$ (252,672)	$ (403,408)